SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                           FORM N-8A

               NOTIFICATION OF REGISTRATION FILED
                PURSUANT TO SECTION 8(A) OF THE
                 INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                   -------------------------

Name:                         Putnam Tax Managed Funds Trust

Address of Principal
Business Office
(No. and Street, City,
State, Zip Code):             One Post Office Square, Boston,
                              Massachusetts 02109

Telephone Number
(including area code):        (617) 292-1000

Name and address of
agent for service
of process:                   John R. Verani
                              Vice President
                              Putnam Tax Managed Funds Trust
                              One Post Office Square
                              Boston, Massachusetts  02109

                              Copy to:

                              John W. Gerstmayr, Esq.
                              Ropes & Gray
                              One International Place
                              Boston, Massachusetts  02110

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                ----           ----
          Yes  / X /     No   /   /
               ----           ----


                           SIGNATURE



     A copy of the Agreement and Declaration of Trust of Putnam Tax Managed Funds Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 14th day of April, 1999.



SEAL
               Signature:     Putnam Tax Managed Funds Trust
                              (Name of Registrant)

                              /s/ Gordon H. Silver
                              --------------------------------
                              Gordon H. Silver, Vice President
                              (Name of director, trustee or
                              officer signing on behalf of
                              Registrant)


ATTEST

                      By:     /s/ Beverly Marcus
                              --------------------------------
                              Beverly Marcus
                              Clerk